Exhibit 99.1

Canaan Inc. Announces Open Market Share Purchases by Chief Executive Officer and Chief Financial Officer

SINGAPORE, March 3, 2026 /PRNewswire/ -- Canaan Inc. (NASDAQ: CAN) (“Canaan” or the “Company”), an innovator in crypto mining, today announced that its chairman and chief executive officer, Nangeng Zhang (“Mr. Zhang”), and chief financial officer, Jin “James” Cheng (“Mr. Cheng”), had purchased additional shares of the Company’s stock in the open market. The purchases were made in compliance with the Company’s internal trading policies and applicable securities regulations.

Aligning themselves with shareholder interests, Mr. Zhang and Mr. Cheng together acquired a total of 1,456,547 American Depositary Shares (“ADSs”) of the Company at an average price of US$0.51 per ADS, which reflected their continued confidence in the Company’s long-term strategy and growth prospects. These purchases were made after Mr. Zhang had filed the most recent Amendment No.6 to Schedule 13G on February 13, 2026.

“My recent share purchases reflect my strong conviction in Canaan’s long-term vision and the opportunities ahead,” said Nangeng Zhang. “Both James and I believe our current market valuation does not fully reflect the strength of our technology, strategy, and growth potential, and we remain confident in the value we are building for shareholders.”

About Canaan Inc.

Established in 2013, Canaan Inc. (NASDAQ: CAN), is a technology company focusing on ASIC high-performance computing chip design, chip research and development, computing equipment production, and software services. Canaan has extensive experience in chip design and streamlined production in the ASIC field. In 2013, Canaan's founding team shipped to its customers the world's first batch of mining machines incorporating ASIC technology under the brand name Avalon and, today, the Company’s machines have the second largest share of the global bitcoin mining market. In 2019, Canaan completed its initial public offering on the Nasdaq Global Market. To learn more about Canaan, please visit https://www.canaan.io/.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Canaan Inc.'s strategic and operational plans, contain forward-looking statements. Canaan Inc. may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission ("SEC") on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.'s beliefs and expectations, such as expectations with regard to revenue or mining hash rate deployment, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's goals and strategies; the Company's future business development, the ability of the Company to execute against its goals, financial condition and results of operations; the expected growth of the bitcoin industry and the price of bitcoin; the Company's expectations regarding demand for and market acceptance of its products, especially its bitcoin mining machines; the Company's expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company's investment plans and strategies, fluctuations in the Company's quarterly operating results; competition in its industry; changing macroeconomic and geopolitical conditions, including evolving international trade policies and the implementation of increased tariffs, import restrictions, and retaliatory trade actions; and relevant government policies and regulations relating to the Company and cryptocurrency. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Canaan Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Canaan Inc.
Xi Zhang
IR@canaan-creative.com

Christensen Advisory
Christian Arnell
canaan@christensencomms.com

Public Relations Contact

BlocksBridge Consulting

Jesse Colzani

canaan@blocksbridge.com